Exhibit 99.1

Trilogy International Partners Issues Common Stock in Redemption of Subsidiary’s Class C Units

September 6, 2021

BELLEVUE, WA / ACCESSWIRE / September 6, 2021 / Trilogy International Partners Inc. ("TIP Inc.") (TSX:TRL), an international wireless and fixed broadband telecommunications operator, today announced that, on September 3, 2021, it issued 22,075,585 common shares (“Common Shares”) to holders of Class C Units (“Class C Units”) in Trilogy International Partners LLC ("Trilogy LLC"), a subsidiary of TIP Inc., in connection with the holders’ redemption of such Class C Units. The Common Shares were issued on a one-for-one basis with the redemptions of Class C Units, except for fractional Class C Units, which were disregarded for purposes of the Common Shares issuance.

As a result of the issuance of Common Shares in connection with the redemption of Class C Units, a total of 82,118,827 Common Shares are now issued and outstanding. A total of 4,344,036 Class C Units remain outstanding.

If, as a result of additional Class C Unit redemptions that may occur in the future, the number of Class C Units outstanding falls below 1,966,475 Class C Units, Trilogy LLC will be required to redeem the remaining Class C Units outstanding for an equivalent number of Common Shares. The Trilogy LLC operating agreement states that any Trilogy LLC Class C Units outstanding on February 7, 2024, will be converted into Common Shares at that time.

SG Enterprises II, LLC ("SG"), an affiliate of John W. Stanton and Theresa E. Gillespie, directors of TIP Inc., redeemed all of its 16,173,090 Class C Units on September 3, 2021, for an identical number of Common Shares. Together with its holdings of Common Shares prior to the redemption, SG now owns a total 16,908,563 Common Shares, representing 19.6% of both issued and outstanding Common Shares and Class C Units.

SG redeemed the Class C Units in connection with Trilogy LLC’s previous announcement regarding Class C Unit redemptions. Depending on market conditions and other factors, SG may from time to time acquire additional securities of TIP Inc. or dispose of TIP Inc. securities in the open market, or by private agreement or otherwise.

Bradley J. Horwitz, a director and the Chief Executive Officer of TIP Inc., redeemed all of his 1,353,739 Class C Units on September 3, 2021, for an identical number of Common Shares. Together with his Common Share holdings prior to the redemption, Mr. Horwitz now owns a total 3,952,076 Common Shares, representing 4.6% of both issued and outstanding Common Shares and Class C Units.

Both SG and Mr. Horwitz have advised TIP Inc. that they currently have no intention to sell any of the Common Shares that they hold today, including the Common Shares they received in connection with the redemption of their Class C Units.

Cautionary Statements Regarding Forward Looking Information

Certain information contained in this news release may be "forward-looking information" within the meaning of applicable securities laws in Canada and "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States of America. Forward-looking information and forward-looking statements are often, but not always identified by the use of words such as "expect", "anticipate", "believe", "foresee", "could", "estimate", "goal", "intend", "plan", "seek", "will", "may" and "should" and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, the intention of SG and Mr. Horwitz with respect to their shareholdings and future acquisitions or dispositions of same. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements.

Please see "Risk Factors" in our Annual Report available under the Company's profile at www.sedar.com, which is also included with the Company's Annual Report on Form 20-F under the Company's profile at www.sec.gov, for information on the risks and uncertainties associated with our business. Readers should not place undue reliance on forward-looking information and statements, which speak only as of the date made. The forward-looking information and statements contained in this release represent our expectations as of the date of this release. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information or statements whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

About Trilogy International Partners Inc.

Trilogy International Partners Inc. (TSX:TRL) is the parent company of Trilogy LLC, a wireless telecommunications operator formed by wireless industry pioneers John Stanton, Theresa Gillespie and Brad Horwitz. Trilogy LLC's founders have an exceptional track record of successfully buying, building, launching and operating communication businesses in 15 international markets.

Trilogy LLC currently provides wireless communications and fixed broadband services through its operating subsidiaries in New Zealand and Bolivia. Its head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA.

For more information, visit www.trilogy-international.com.

CONTACT:

Trilogy International Partners Inc.
Ann Saxton
Vice President, Investor Relations & Corporate Development
+1 (425) 458-5900

SG Enterprises II, LLC
Kathy Ryan
+1 (425) 458-5900
155 108th Avenue NE, Suite 400
Bellevue WA 98004